September 28, 2005

Mr. Larry Spirgel
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Washington, DC  20549

      Re:   ParkerVision, Inc.
            Comment Letter
            File No. 0-22904

Dear Mr. Spirgel:

I am responding to your letter of comment dated September 15, 2005 relating to the original filings of Form 10-K for the Fiscal Year Ended December 31, 2004, and Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005.

The responses to your comments are made below and/or reflected in the Amendment No. 2 to the Form 10-K for the Fiscal Year Ended December 31, 2005, and/or Amendment No. 1 to Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005. The numbered paragraphs below correspond to your numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2004, filed March 16 2005

Item 9A. Controls and Procedures, page 52

      1. We note your disclose that your disclosure controls and procedures are "effective to ensure that information required be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Please confirm in your response letter and disclose in future filings that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a - 15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

      Response:

            The Company hereby confirms that our disclosure controls and procedures are effective to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. The Company will insure that its future 10-K filings appropriately will indicate the effectiveness of its disclosure controls and procedures. The Company revised Section 9A in the 10-K/A Amendment No. 2, to state that its disclosure controls and procedures are effective.

Form 10-K/A for the fiscal year ended December 31, 2004, filed April 27, 2005

Exhibit 31.1
Exhibit 31.2

      2. We note that the certifications do not comply with the requirement to provide the portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a - 14(a) and 15d - 14(a) that refers to the certifying officers responsibility for establishing and maintaining internal control over financial reporting or the company, as well as paragraph 4 (b). The amended language must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Please revise accordingly. See SEC Release No. 33-8392 (Feb. 24, 2004), which is available on our internet site at http://www.sec.gov/rules/final/33-8392.htm. Please note that you must refile your entire Form 10-K with your amended certifications.

      Response:

            The Company has filed Amendment No. 2 to its Form 10-K for the period ended December 31, 2004 to amend Exhibits 31.1 and 31.2, to include the required portion of the introductory language in paragraph 4.

Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 16, 2005

Item 4. Controls and Procedures, page 14

      3. We note your disclosure that "there has been no significant change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting". (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your first fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

            Also comply with this comment as applicable to your Form 10-Q for the fiscal quarter ended June 30, 2005, filed August 8, 2005.

      Response:

            We confirm that there was no change in our internal control over financial reporting during our first fiscal quarter of 2005. The Company has filed an Amendment No. 1 to its Form 10-Q for each of the periods ended March 31, 2005 and June 30, 2005, to state that there were no changes to its internal controls over financial reporting in each period. The Company confirms that it will report any changes in internal control over financial reporting in future filings regardless of significance.

Exhibit 31.3
Exhibit 31.2

      4. We note that you have modified the language of the certifications required in Exhibits 31.1 and 31.2. Both of your certifying officers have modified the language in the introduction to paragraph 4 and in paragraph 4(b). Please revise to provide the certifications required in the exact form specified. See Item 601(b)(31) of Regulation S-K. As with your amendment to your Form 10-K, your amendment to your Form 10-Q must be filed in its entirety.

      Response:

            The Company has filed an Amendment No. 1 to its Form 10-Q for each of the periods ended March 31, 2005 and June 30, 2005, to amend Exhibits 31.1 and 31.2 to include the exact certification language specified in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the fiscal quarter ended June 30, 2005, filed August 8, 2005

Exhibit 31.1
Exhibit 31.2

      5. In addition to complying with the comments above as applicable to this filing, please revise to remove your Exhibit 32.1 from the body of Exhibit 31.2. The exhibits should be separately filed and tagged on EDGAR as exhibits.

      Response:

            The Company has filed an Amendment No 1 to its Form 10-Q for the period ended June 30, 2005, to properly separate and re-file the Exhibits 31.2 and 32.1.

      6. We note that you have omitted language from the introduction to paragraph 4 of Ms. Poehlman's Section 302 certification. Please revise to provide her certification in the exact form specified. See
            Item 601(b)(31) of Regulation S-K. As with your other amendments due to incorrect certifications, your amendment to your second quarter Form 10-Q must be filed in its entirety.

      Response:

            The Company has filed an Amendment No. 1 to its Form 10-Q for the period ended June 30, 2005, to amend Exhibit 31.2 to include the required portion of the introductory language in paragraph 4.

The Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me either by telephone (904-737-1367 - extension 1283) or fax (904-732-6109).

Sincerely,


/S/ Susan Scoggins

Susan Scoggins,
SEC Compliance Manager

cc:   Carlos Pacho